September 29, 2022

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	First Wave BioPharma, Inc.
Registration Statement on Form S-1 (Registration No. 333-267423), as amended – Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on September 28, 2022, in which we, solely acting as placement agent on a best efforts basis in an offering pursuant to the registration statement on Form S-1 (333-267423) (the “Registration Statement”), joined First Wave BioPharma, Inc.’s request for acceleration of the effective date of the above-referenced Registration Statement for September 29, 2022, at 5:15 P.M. (Eastern Time). First Wave BioPharma, Inc. is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Edward D. Silvera
Name: Edward D. Silvera
Title: Chief Operating Officer